UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-C

               Report by Issuer of Securities Quoted on NASDAQ
                        Inter-Dealer Quotation System

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             or 15d-17 THEREUNDER

                     AMERICAN NORTEL COMMUNICATIONS, INC.
                      7201 E. Camelback Road, Suite 320
                             Scottsdale, AZ 85251

        Issuer's telephone number, including area  code: 602-945-1266

I.    CHANGE  IN  NUMBER  OF  SHARES  OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding.

     1.  Title  of  security:    Common  Stock  no par value per share

     2.  Number  of  shares  outstanding  before the change: 3,023,132

     3.  Number  of  shares  outstanding  after the change: 11,746,500

     4.  Effective  date  of  change:

         (a) 2,000,000 common shares were issued on July 16, 1995 to Wilcom, Inc. pursuant to a management and administrative services agreement;

         (b) 750,000 common shares were issued on July 16, 1995 to Eva Williams as compensation for services rendered;

         (c) 400,000 common shares were issued on July 16, 1995 upon exercise of warrants by Shelton Financial, Inc. received for 1992 bridge financing at price of $.02 per share;

         (d) 440,000 common shares were issued on July 16, 1995 upon exercise of warrants by Wilcom, Inc. received from NorTel CCI and former directors in connection with change of management and control;

         (e) 50,000 common shares were issued on December 13, 1995 in a private placement at $.25 per share;

         (f) 35,000 common shares issued to December 13, 1995 to Gary Jensen as compensation for services rendered;

         (g) 415,000 common shares issued on February 21, 1996 in a private placement at $1.00 per share;

         (h) 100,000 common shares issued on June 3, 1996 in a private placement at $1.00 per share;

         (i) 500,000 common shares were issued on June 3, 1996 to Wilcom, Inc. for management and administrative services rendered for the 1996-1997 fiscal year valued at $.20 per share; and

         (j) 3,300,000 common shares were issued on November 11, 1996 to Wilcom, Inc. upon conversion of 3,300,000 Preferred A Series One Preferred Shares.

     5.  See  No.  4  above

     6.  Method  of  Change:  See  No.  4  above.

II.    CHANGE  IN  NAME  OF  ISSUER

     1.  Name  prior  to  change:

     2.  Name  after  change:

     3.  Effective  date  of  charter  amendment  changing  name:

     4.  Date  of  shareholder  approval  of  change,  if  required.



Date:  November 18, 1996           /S/  W.  P.  Williams,  Jr.
       -----------------           ---------------------------
                                   W.  P.  Williams,  Jr.
                                   President